SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding 2016 third quarterly report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 27, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 October 2016

As of the date of this notice, directors of Sinopec Corp. are: directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

The Third Quarterly Report for 2016

China Petroleum & Chemical Corporation
The Third Quarterly Report for 2016

27 October 2016
Beijing, China

The Third Quarterly Report for 2016

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2016 (the “Quarterly Report”) was approved at the 10th meeting of the Sixth Session of the Board of Directors of Sinopec Corp. All the directors attended this meeting.

1.3
Mr. Wang Yupu, Chairman of the Board of Directors, Mr. Dai Houliang, Vice Chairman of the Board of Directors and President, Mr. Wang Dehua, Chief Financial Officer and Head of the Corporate Finance Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in the Quarterly Report.

1.4	The financial statements in the Quarterly Report were not audited.

The Third Quarterly Report for 2016

2	Basic information of Sinopec Corp.

2.1	Principal Financial Data And Indicators

2.1.1	Principal Financial Data and Indicators Prepared in Accordance with PRC Accounting Standards for Business Enterprises (“ASBE”)

RMB million
	As of 30 September 2016	As of 31 December 2015	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,413,148	1,447,268	(2.4)
Total equity attributable to equity shareholders of the Company	692,711	677,538	2.2

	Nine Months		Changes over the same period of the preceding year (%)
	2016	2015
Net cash flow from operating activities	131,700	116,239	13.3

Operating income	1,363,945	1,537,956	(11.3)
Net profit attributable to equity shareholders of the Company	29,166	25,893	12.6
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	28,337	24,722	14.6
Weighted average return on net assets (%)	4.26	4.07	0.19 percentage points
Basic earnings per share (RMB)	0.241	0.214	12.6
Diluted earnings per share (RMB)	0.241	0.214	12.6

The Third Quarterly Report for 2016

Extraordinary (gain)/loss items	Third Quarter 2016 RMB million	Nine Months 2016 RMB million
Loss on disposal of non-current assets	112	105
Donations	16	64
Gain on holding and disposal of various investments	371	(471)
Other extraordinary income and expenses, net	(398)	(1,007)
Subtotal	101	(1,309)
Tax effect	8	276
Total	109	(1,033)
Equity shareholders of the Company	131	(829)
Minority interests	(22)	(204)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting standards (“IFRS”)

RMB million
	As of 30 September 2016	As of 31 December 2015	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,413,148	1,447,268	(2.4)
Equity attributable to owners of the Company	691,447	676,197	2.3

	Nine Months
	2016	2015	Changes over the same period of the preceding year (%)
Net cash generated from operating activities	131,700	116,239	13.3

Operating profit	51,430	49,376	4.2
Net profit attributable to equity shareholders of the Company	30,107	27,075	11.2
Basic earnings per share (RMB)	0.249	0.224	11.2
Diluted earnings per share (RMB)	0.249	0.224	11.2
Return on net assets (%)	4.35	4.00	0.35 percentage points

The Third Quarterly Report for 2016

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders	641,544, including 635,289 holders of domestic A shares and 6,255 holders of overseas H shares.
Top ten shareholders (Top ten shareholders holding shares without selling restrictions)
Name of shareholders	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	85,792,671,101	70.86	0	State-owned share
HKSCC (Nominees) Limited 1	25,377,333,229	20.96	Unknown	H share
中国证券金融股份有限公司	1,827,304,500	1.51	0	A share
中央汇金投资有限责任公司	322,037,900	0.27	0	A share
香港中央结算有限公司	244,593,847	0.20	0	A share
工银瑞信基金－工商银行－特定客户资产管理	151,784,654	0.13	0	A share
国泰君安证券股份有限公司	131,145,806	0.11	0	A share
中国工商银行－上证50交易型开放式指数证券投资基金	80,522,430	0.07	0	A share
交通银行股份有限公司－汇丰晋信双核策略混合型证券投资基金	79,659,571	0.07	0	A share
长江证券股份有限公司	77,735,324	0.06	0	A share
Note 1:
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

The Third Quarterly Report for 2016

2.3	Review of operating results

In the first three quarters of 2016, global economic recovery remained slow. China’s GDP grew by 6.7%. International crude oil prices bottomed out and fluctuated within a wide range in the third quarter, but remained at low level. Domestic refined oil product prices were adjusted timely in line with international crude oil prices. The refined oil products pricing mechanism was further improved with the price floor put into place. Domestic apparent consumption of refined oil products grew by 4.39% over the same period last year, driven by substantial increase of gasoline and kerosene consumption while diesel consumption dropped slightly. Ethylene equivalent consumption maintained roughly flat compared with the same period last year and the competitiveness of naphtha-based chemicals was increased at low oil price environment.

The Company, focusing on growth quality and profitability, further enhanced structure adjustment and management. We optimised market-oriented operation, fully leveraged advantages across the integrated value chain, overcame the impact of natural disaster and coordinated all aspects of work. In accordance with the ASBE and IFRS, net profit attributable to equity shareholders of the Company was RMB 29.166 billion and RMB 30.107 billion respectively in the first three quarters.

Exploration and Production: To address the challenge of low oil prices, the Company effectively optimised exploration and production activities which achieved positive results. In exploration, through technological progress and efficiency promotion, we attained new discoveries in Tahe of Xinjiang Autonomous Region, Beibu Gulf off-shore in Guangxi and Yin-E Basin in Nei Mongol Autonomous Region and new natural gas findings in west Sichuan and Erdos Basin. In development, Phase Two shale gas development project in Fuling Shale Gas field further facilitated our shale gas development. In production, we strengthened cost discipline and reduced high-cost oil production. In the first three quarters, oil and gas production of the Company was 322.29 million barrels of oil equivalent, down by 8.13%, out of which crude oil output dropped 12.58% over the same period last year while natural gas grew by 5.09%. The Exploration and Production Segment had earnings before interest and taxes (EBIT) of RMB -30.865 billion.

Refining: The Company actively responded to challenges arising from sharp increase of throughput from independent refineries, ample market supply and changes in refined oil products demand. We further optimised our refined oil product mix by increasing production of gasoline and kerosene, reduced our crude purchasing costs, kept steady unit load and pressed ahead with refined oil products quality upgrading. Based on customer need, we strengthened marketing service of other refined oil products, such as asphalt and LPG, etc. In the first three quarters, refinery throughput and refined oil products production decreased by 1.72% and 1.04% respectively, among which gasoline up by 3.04%, jet fuel up by 4.28% and diesel down by 5.95% over the same period last year. The Refining Segment had EBIT of RMB 43.504 billion, up by 183.12% over the same period last year.

Marketing and Distribution: In light of ample domestic fuel supply and strong competition in the market, the Company coordinated and optimised internal and external resources, and adjusted marketing efforts, achieving growth in both total sales volume and retail sales volume, especially in retail scale of premium products with high octane number. We further improved our product pipeline network and accelerated the building of service stations. Non-fuel business kept fast

The Third Quarterly Report for 2016

development momentum owing to synergy between fuel and non-fuel businesses. In the first three quarters, total sales volume of refined oil products was 146 million tonnes, up by 3.53% over the same period last year. Total domestic sales volume of refined oil products was 130 million tonnes, up by 2.27%. Transaction of non-fuel business reached RMB 26.92 billion, up by 40.21% compared with the same period last year. The Marketing and Distribution Segment had EBIT of RMB 25.839 billion, up by 14.50% over the same period last year.

Chemicals: The Company further optimised feedstock and product mix, as well as facilities structure. We further lowered feedstock cost for ethylene. We strengthened the integration among production, sales, product R&D and customer need and continuously optimised operations of manufacturing facilities, which has achieved great results. We strengthened R&D, production and marketing capabilities of new high value-added products, with performance polymer ratio reaching 59.7% and differential ratio of synthetic fibre reaching 84.8%. We also focused on improving customer services to enhance customer loyalty. At the same time, we held firm to our strategies of low inventories and customised marketing. In the first three quarters, ethylene production reached 8.115 million tonnes, down by 1.91% and chemical sales volume was 50.46 million tonnes, up by 11.19% over the same period last year. The Chemicals Segment had EBIT of RMB 19.135 billion, up by 8.95% over the same period last year.

Summary of Principal Operating Results for the First Three Quarters

Operating data	Unit	For nine-month period ended 30 September		Changes (%)
		2016	2015
Exploration and production
Oil and gas production1	million boe	322.29	350.82	(8.13)
Crude oil production	million barrels	229.36	262.38	(12.58)
China	million barrels	191.26	222.42	(14.01)
Overseas	million barrels	38.10	39.96	(4.65)
Natural gas production	billion cubic feet	557.15	530.14	5.09
Realised crude oil price	USD/barrel	35.44	48.91	(27.54)
Realised natural gas price	USD/thousand cubic feet	5.48	7.12	(23.03)
Refining2
Refinery throughput	million tonnes	175.25	178.32	(1.72)
Gasoline, diesel and kerosene production	million tonnes	111.02	112.19	(1.04)
Gasoline	million tonnes	42.09	40.85	3.04
Diesel	million tonnes	50.15	53.32	(5.95)
Kerosene	million tonnes	18.78	18.01	4.28
Light chemical feedstock	million tonnes	28.45	29.40	(3.23)
Light products yield	%	76.35	76.62	(0.27) percentage points
Refining yield	%	94.47	94.78	(0.31) percentage points

The Third Quarterly Report for 2016

Operating data	Unit	For nine-month period ended 30 September		Changes (%)
		2016	2015
Marketing and Distribution
Total sales of refined oil products	million tonnes	145.72	140.75	3.53
Total domestic sales volume of refined oil products	million tonnes	129.58	126.71	2.27
Retail	million tonnes	89.79	88.19	1.81
Direct sales & Wholesale	million tonnes	39.79	38.52	3.30
Total number of Sinopec-branded service stations3	stations	30,721	30,560	0.53
Company-operated	stations	30,708	30,547	0.53
Annualised average throughput per station4	tonnes/station	3,899	3,857	1.09
Chemical2
Ethylene	thousand tonnes	8,115	8,273	(1.91)
Synthetic resin	thousand tonnes	11,138	11,265	(1.13)
Synthetic rubber	thousand tonnes	619	668	(7.34)
Monomers and polymers for synthetic fibre	thousand tonnes	6,830	6,684	2.18
Synthetic fibre	thousand tonnes	934	967	(3.41)
Note:
1.
Conversion: in the first three quarters of 2016, for domestic production of crude oil, 1 tonne = 7.10 barrels; for overseas production of crude oil, 1 tonne=7.20 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.

2.	Including 100% production of domestic joint ventures.
3.	The number of service stations in 2015 was the number as of 31 December 2015.
4.	Throughput per service station data was annualised.

Capital expenditure: The Company, focusing on growth quality and profitability, strengthened the management of investment return and optimisation of investment project. The Company’s capital expenditures were RMB 24.969 billion in the first three quarters. Capital expenditure for Exploration and Production Segment was RMB 9.206 billion, mainly for Phase Two of shale gas development in Fuling, LNG terminals in Guangxi and Tianjin, and Jinan-Qingdao gas pipeline II. Captial expenditure for refining segment was RMB 4.995 billion, mainly for gasoline and diesel quality upgrading and refinery optimisation and revamping projects. Capital expenditure for marketing and distribution segment was RMB 5.983 billion, mainly for renovation of service stations, refined oil products pipelines, oil depots and safety hazard rectification projects. Capital expenditure for chemical segment was RMB 3.967 billion, mainly for feedstock and product optimisation projects and coal chemical projects. Capital expenditure for corporate and others was RMB 818 million, mainly for R&D facilities and IT application projects.

The Third Quarterly Report for 2016

3	Significant events

3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with ASBE and the reasons for such changes.

Items of Consolidated Balance Sheet	30 September 2016	31 December 2015	Increase/(decrease)		Major reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Prepayments	5,040	2,920	2,120	72.6	Mainly due to increase in the prepayment for refined oil products and crude oil.
Other receivables	10,700	21,453	(10,753)	(50.1)	Mainly due to the settlement and confirmation of gain and loss for hedging derivatives.
Short-term loans	41,581	74,729	(33,148)	(44.4)	Mainly due to repayment of short-term loans.
Other payables	58,739	86,337	(27,598)	(32.0)	Mainly due to settlement and confirmation of gain and loss for hedging derivatives, and increase in payment upon completion of construction projects.
Non-current liabilities due within one year	24,552	11,277	13,275	117.7	Mainly due to reclassification for long-term loans due within one year
Short-term debentures payable	6,000	30,000	(24,000)	(80.0)	Mainly due to repayment of super short-term commercial paper

Items of consolidated income statement	For nine-month period ended 30 September 2016	For nine-month period ended 30 September 2015	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Impairment losses	1,528	327	1,201	367.3	Mainly due to recognition of impairment for some long-term shutdown facilities.
Investment income	7,253	4,807	2,446	50.9	Mainly due to increase in profit from some of the company’s associates and joint ventures.

Items of consolidated cash flow statement	For nine-month period ended 30 September 2016	For nine-month period ended 30 September 2015	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Net cash flow from investing activities	(41,219)	(74,134)	32,915	(44.4)	Mainly due to decrease of capital expenditure in line with changes in market conditions.
Net cash flow from financing activities	(78,568)	4,796	(83,364)	-	Due to capital injection of Sinopec Marketing Co. in the same period last year as well as more repayment of interest-bearing debt than new loans during the reporting period.

The Third Quarterly Report for 2016

3.2	Status of fulfilment of commitments undertaken by the Company, shareholder and actual controller.

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	Initial Public Offering (IPO)	China Petrochemical Corporation
1   Compliance with the connected transaction agreements;
2   Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3   Implementation of the Reorganization Agreement (please refer to the definition of “Reorganization Agreement” in the H share prospectus of Sinopec Corp.);
4   Granting licenses for intellectual property rights;
5   Avoiding competition within the same industry; and
6   Abandonment of business competition and conflicts of interest with Sinopec Corp.
				From June 22, 2001	No	Yes
Other undertakings	Other	China Petrochemical Corporation	China Petrochemical Corporation would dispose of its minor remaining chemicals business within five years in order to avoid competition with Sinopec Corp. in the chemicals business.	Within five years, commencing March 15, 2012	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp.. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				10 years after April 29, 2014 or the date when Sinopec Group acquires the assets	Yes	Yes

The Third Quarterly Report for 2016

As of the end of the reporting period, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

3.4	This quarterly results announcement is published in both Chinese and English languages. In the event of any discrepancies, the Chinese version shall prevail.

By Order of the Board

Chairman

Wang Yupu

27 October 2016

The Third Quarterly Report for 2016

4.	Appendix

4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (“ASBE”)

Consolidated Balance Sheet
as at 30 September 2016

 Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	As at 30 September 2016	As at 31 December 2015
Current assets：
Cash at bank and on hand	86,383	69,666
Bills receivable	12,419	10,964
Accounts receivable	58,293	56,142
Prepayments	5,040	2,920
Other receivables	10,700	21,453
Inventories	141,790	145,608
Other current assets	24,370	26,904
Total current assets	338,995	333,657
Non-current assets：
Available-for-sale financial assets	11,097	10,964
Long-term equity investments	90,168	84,293
Fixed assets	714,847	733,449
Construction in progress	123,022	152,325
Intangible assets	82,007	81,086
Goodwill	6,324	6,271
Long-term deferred expenses	13,663	13,919
Deferred tax assets	7,183	7,469
Other non-current assets	25,842	23,835
Total non-current assets	1,074,153	1,113,611
Total assets	1,413,148	1,447,268
Current liabilities：
Short-term loans	41,581	74,729
Bills payable	4,457	3,566
Accounts payable	140,645	130,558
Advances from customers	93,757	92,688
Employee benefits payable	4,549	1,185
Taxes payable	33,717	32,492
Other payables	58,739	86,337
Short-term debentures payable	6,000	30,000
Non-current liabilities due within one year	24,552	11,277
Total current liabilities	407,997	462,832

The Third Quarterly Report for 2016

Non-current liabilities：
Long-term loans	66,561	56,493
Debentures payable	65,771	83,253
Provisions	35,819	33,186
Deferred tax liabilities	7,954	8,259
Other non-current liabilities	15,544	13,680
Total non-current liabilities	191,649	194,871
Total liabilities	599,646	657,703
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	119,411	121,576
Other comprehensive income	(3,800)	(7,984)
Specific reserve	1,476	612
Surplus reserves	196,640	196,640
Retained earnings	257,913	245,623
Total equity attributable to shareholders of the Company	692,711	677,538
Minority interests	120,791	112,027
Total shareholders’ equity	813,502	789,565
Total liabilities and shareholders’ equity	1,413,148	1,447,268

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	Vice Chairman, President	Chief Financial Officer
(Legal representative)

The Third Quarterly Report for 2016

Balance Sheet
as at 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	As at 30 September 2016	As at 31 December 2015
Current assets：
Cash at bank and on hand	54,455	46,453
Bills receivable	400	540
Accounts receivable	19,090	29,512
Prepayments	1,754	1,296
Other receivables	66,548	64,620
Inventories	39,165	46,029
Other current assets	38,881	36,559
Total current assets	220,293	225,009
Non-current assets：
Available-for-sale financial assets	297	297
Long-term equity investments	237,937	219,230
Fixed assets	403,927	439,477
Construction in progress	51,046	72,763
Intangible assets	7,920	8,397
Long-term deferred expenses	2,107	2,154
Other non-current assets	12,008	11,959
Total non-current assets	715,242	754,277
Total assets	935,535	979,286
Current liabilities：
Short-term loans	15,033	32,517
Bills payable	2,484	1,852
Accounts payable	71,271	85,182
Advances from customers	2,753	3,151
Employee benefits payable	2,372	290
Taxes payable	20,194	20,832
Other payables	93,984	86,427
Short-term debentures payable	6,000	30,000
Non-current liabilities due within one year	23,086	5,352
Total current liabilities	237,177	265,603

The Third Quarterly Report for 2016

Non-current liabilities：
Long-term loans	62,712	54,526
Debentures payable	47,500	65,500
Provisions	31,442	28,968
Deferred tax liabilities	605	177
Other non-current liabilities	3,371	2,238
Total non-current liabilities	145,630	151,409
Total liabilities	382,807	417,012
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,664	68,716
Other comprehensive income	552	(145)
Specific reserve	717	313
Surplus reserves	196,640	196,640
Retained earnings	165,084	175,679
Total shareholders’ equity	552,728	562,274
Total liabilities and shareholders’ equity	935,535	979,286

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	Vice Chairman, President	Chief Financial Officer
(Legal representative)

The Third Quarterly Report for 2016

Consolidated Income Statement
for the nine-month periods ended 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 30 September 2016	Three-month periods ended 30 September 2015	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
I. Total operating income	484,725	496,825	1,363,945	1,537,956
II.Total operating costs	469,450	492,883	1,319,899	1,499,329
Including: Operating costs	377,015	397,636	1,042,208	1,218,008
Sales taxes and surcharges	58,242	59,375	171,073	179,264
Selling and distribution expenses	12,143	11,783	35,715	34,187
General and administrative expenses	18,295	17,906	56,711	52,327
Financial expenses	1,163	4,581	5,447	7,705
Exploration expenses, including dry holes	2,487	1,480	7,217	7,511
Impairment losses	105	122	1,528	327
Add: Loss from changes in fair value	(230)	(136)	(117)	(25)
Investment income	1,859	268	7,253	4,807
III. Operating profit	16,904	4,074	51,182	43,409
Add: Non-operating income	919	1,418	2,276	3,284
Less: Non-operating expenses	648	665	1,523	1,598
IV. Profit before taxation	17,175	4,827	51,935	45,095
Less: Income tax expense	3,486	790	11,865	10,464
V. Net profit	13,689	4,037	40,070	34,631
Attributable to:
Equity shareholders of the Company	9,916	1,437	29,166	25,893
Minority interests	3,773	2,600	10,904	8,738

The Third Quarterly Report for 2016

VI. Earnings per share：
(i) Basic earnings per share (RMB Yuan)	0.082	0.011	0.241	0.214
(ii) Diluted earnings per share (RMB Yuan)	0.082	0.011	0.241	0.214
VII. Total other comprehensive income	(627)	4,187	2,193	5,542
Items that may be reclassified subsequently to profit or loss(after tax and reclassification adjustments):
Cash flow hedges	(1,011)	2,602	756	4,082
Available-for-sale financial assets	(8)	12	(41)	48
Share of other comprehensive income/(loss) of associates and jointly controlled entities	89	(27)	188	(145)
Foreign currency translation differences	303	1,600	1,290	1,557
VIII.Total comprehensive income	13,062	8,224	42,263	40,173
Attributable to:
Equity shareholders of the Company	9,117	4,743	33,350	31,006
Minority interests	3,945	3,481	8,913	9,167

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	Vice Chairman, President	Chief Financial Officer
(Legal representative)

The Third Quarterly Report for 2016

Income Statement
for the nine-month periods ended 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 30 September 2016	Three-month periods ended 30 September 2015	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
I. Operating income	176,851	209,774	523,000	648,093
Less: Operating costs	126,495	154,794	364,330	472,638
Sales taxes and surcharges	38,710	43,941	118,312	129,961
Selling and distribution expenses	443	655	1,747	1,896
General and administrative expenses	10,094	10,310	31,621	29,631
Financial expenses	754	1,524	2,819	5,024
Exploration expenses, including dry holes	2,487	1,476	7,217	7,486
Impairment losses	(11)	(2)	1,113	96
Add: Gain/(Loss) from changes in fair value	-	9	-	(263)
Investment income	1,939	2,257	10,689	7,236
II. Operating profit	(182)	(658)	6,530	8,334
Add: Non-operating income	308	999	1,075	2,100
Less: Non-operating expenses	221	251	690	722
III. Profit before taxation	(95)	90	6,915	9,712
Less: Income tax expense	(171)	(804)	681	605
IV. Net profit	76	894	6,234	9,107
V. Total other comprehensive income	405	147	697	637
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	335	222	642	713
Share of other comprehensive income/(loss) in associates	70	(75)	55	(76)
VI. Total comprehensive income	481	1,041	6,931	9,744

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	Vice Chairman, President	Chief Financial Officer
(Legal representative)

The Third Quarterly Report for 2016

Consolidated Cash Flow Statement
for the nine-month periods ended 30 September 2016

  Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
I. Cash flows from operating activities：
Cash received from sale of goods and rendering of services	1,615,777	1,758,455
Refund of taxes and levies	1,653	2,485
Other cash received relating to operating activities	62,036	76,782
Sub-total of cash inflows	1,679,466	1,837,722
Cash paid for goods and services	(1,171,618)	(1,332,041)
Cash paid to and for employees	(41,556)	(38,174)
Payments of taxes and levies	(251,394)	(250,528)
Other cash paid relating to operating activities	(83,198)	(100,740)
Sub-total of cash outflows	(1,547,766)	(1,721,483)
Net cash flow from operating activities	131,700	116,239
II. Cash flows from investing activities：
Cash received from disposal of investments	17,930	1,253
Cash received from returns on investments	2,806	2,371
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	375	413
Net cash received from disposal of subsidiaries and other business entities	2,027	-
Other cash received relating to investing activities	1,850	4,707
Sub-total of cash inflows	24,988	8,744
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(45,909)	(71,392)
Cash paid for acquisition of investments	(15,197)	(8,382)
Other cash paid relating to investing activities	(5,101)	(3,104)
Sub-total of cash outflows	(66,207)	(82,878)
Net cash flow from investing activities	(41,219)	(74,134)

The Third Quarterly Report for 2016

III. Cash flows from financing activities：
Cash received from capital contributions	202	105,733
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	202	105,733
Cash received from borrowings	401,057	863,620
Sub-total of cash inflows	401,259	969,353
Cash repayments of borrowings	(453,475)	(933,811)
Cash paid for dividends, profits distribution or interest	(26,352)	(30,746)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(4,726)	(756)
Sub-total of cash outflows	(479,827)	(964,557)
Net cash flow from financing activities	(78,568)	4,796
IV. Effects of changes in foreign exchange rate	303	7
V. Net increase in cash and cash equivalents	12,216	46,908
Add: Cash and cash equivalents at 1 January	68,933	9,355
VI. Cash and cash equivalents at 30 September	81,149	56,263

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	Vice Chairman, President	Chief Financial Officer
(Legal representative)

The Third Quarterly Report for 2016

Cash Flow Statement
 for the nine-month periods ended 30 September 2016

  Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
I. Cash flows from operating activities：
Cash received from sale of goods and rendering of services	605,835	750,466
Refund of taxes and levies	999	1,750
Other cash received relating to operating activities	46,776	52,793
Sub-total of cash inflows	653,610	805,009
Cash paid for goods and services	(350,443)	(506,489)
Cash paid to and for employees	(23,498)	(24,195)
Payments of taxes and levies	(155,934)	(164,251)
Other cash paid relating to operating activities	(47,308)	(132,071)
Sub-total of cash outflows	(577,183)	(827,006)
Net cash flow from operating activities	76,427	(21,997)
II. Cash flows from investing activities：
Cash received from disposal of investments	24,733	138,514
Cash received from returns on investments	14,696	5,400
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	621	4,303
Net cash received from disposal of subsidiaries and other business entities	2,027	-
Other cash received relating to investing activities	949	746
Sub-total of cash inflows	43,026	148,963
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(26,515)	(45,251)
Cash paid for acquisition of investments	(32,755)	(15,217)
Other cash paid relating to investing activities	(130)	-
Sub-total of cash outflows	(59,400)	(60,468)
Net cash flow from investing activities	(16,374)	88,495
III. Cash flows from financing activities：
Cash received from borrowings	152,920	192,992
Sub-total of cash inflows	152,920	192,992
Cash repayments of borrowings	(185,420)	(201,029)
Cash paid for dividends, profits distribution or interest	(19,681)	(29,185)
Sub-total of cash outflows	(205,101)	(230,214)
Net cash flow from financing activities	(52,181)	(37,222)
IV. Net increase in cash and cash equivalents	7,872	29,276
Add: Cash and cash equivalents at 1 January	46,453	1,804
V. Cash and cash equivalents at 30 September	54,325	31,080

Wang Yupu	Dai Houliang	Wang Dehua
Chairman	Vice Chairman, President	Chief Financial Officer
(Legal representative)

The Third Quarterly Report for 2016

Segment Reporting
for the nine-month periods ended 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
Income from principal operations
Exploration and production
External sales	34,544	43,736
Inter-segment sales	40,829	56,341
Subtotal	75,373	100,077
Refining
External sales	73,012	92,725
Inter-segment sales	537,839	617,926
Subtotal	610,851	710,651
Marketing and distribution
External sales	748,387	826,408
Inter-segment sales	2,185	2,093
Subtotal	750,572	828,501
Chemicals
External sales	197,109	211,218
Inter-segment sales	27,034	33,327
Subtotal	224,143	244,545
Corporate and others
External sales	275,824	335,357
Inter-segment sales	221,609	266,259
Subtotal	497,433	601,616
Elimination of inter-segment sales	(829,496)	(975,946)
Consolidated income from principal operations	1,328,876	1,509,444
Income from other operations
Exploration and production	5,111	5,152
Refining	4,023	3,497
Marketing and distribution	16,558	12,641
Chemicals	8,502	5,933
Corporate and others	875	1,289
Consolidated income from other operations	35,069	28,512
Consolidated operating income	1,363,945	1,537,956

The Third Quarterly Report for 2016

Operating profit/(loss)
By segment
Exploration and production	(30,900)	(4,332)
Refining	41,607	13,205
Marketing and distribution	23,690	20,742
Chemicals	15,129	14,904
Corporate and others	1,395	831
Elimination	(1,428)	982
Total segment operating profit	49,493	46,332
Investment income/(loss)
Exploration and production	(449)	(569)
Refining	1112	498
Marketing and distribution	2,091	1,273
Chemicals	3,683	2,655
Corporate and others	816	950
Total segment investment income	7,253	4,807
Financial expenses	(5,447)	(7,705)
Loss from changes in fair value	(117)	(25)
Operating profit	51,182	43,409
Add: Non-operating income	2,276	3,284
Less: Non-operating expenses	1,523	1,598
Profit before taxation	51,935	45,095

The Third Quarterly Report for 2016

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (“IFRS”)

Consolidated Income Statement
for the nine-month periods ended 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 30 September 2016	Three-month periods ended 30 September 2015	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
Turnover and other operating revenues
Turnover	472,080	486,995	1,328,876	1,509,444
Other operating revenues	12,645	9,830	35,069	28,512
Subtotal	484,725	496,825	1,363,945	1,537,956
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(352,524)	(372,568)	(967,943)	(1,143,566)
Selling, general and administrative expenses	(15,605)	(16,931)	(48,661)	(49,167)
Depreciation, depletion and amortization	(24,344)	(24,027)	(73,449)	(70,322)
Exploration expenses, including dry holes	(2,487)	(1,480)	(7,217)	(7,511)
Personnel expenses	(14,720)	(13,576)	(43,783)	(40,295)
Taxes other than income tax	(58,242)	(59,375)	(171,073)	(179,264)
Other operating (expense)/income, net	(481)	12	(389)	1,545
Total operating expenses	(468,403)	(487,945)	(1,312,515)	(1,488,580)
Operating profit	16,322	8,880	51,430	49,376
Finance costs
Interest expense	(2,614)	(1,827)	(7,778)	(6,211)
Interest income	1,150	1,094	2,508	2,191
Loss on embedded derivative component of the convertible bonds	-	-	-	(259)
Foreign currency exchange gains/(losses), net	301	(3,848)	(177)	(3,685)
Net finance costs	(1,163)	(4,581)	(5,447)	(7,964)
Investment income	108	38	206	124
Share of profits from associates and joint ventures	2,204	753	6,803	4,888
Profit before taxation	17,471	5,090	52,992	46,424
Tax expense	(3,486)	(790)	(11,865)	(10,464)

The Third Quarterly Report for 2016

Profit for the period	13,985	4,300	41,127	35,960
Attributable to：
Owners of the Company	10,188	1,652	30,107	27,075
Non-controlling interests	3,797	2,648	11,020	8,885
Profit for the period	13,985	4,300	41,127	35,960
Earnings per share
Basic earnings per share (RMB Yuan)	0.084	0.013	0.249	0.224
Diluted earnings per share (RMB Yuan)	0.084	0.013	0.249	0.224

The Third Quarterly Report for 2016

Consolidated Statement of Comprehensive Income
for the nine-month periods ended 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 30 September 2016	Three-month periods ended 30 September 2015	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
Profit for the period	13,985	4,300	41,127	35,960
Total other comprehensive income	(627)	4,187	2,193	5,542
Items that may be reclassified subsequently to profit or loss(after tax and reclassification adjustments):
Cash flow hedges	(1,011)	2,602	756	4,082
Available-for-sale securities	(8)	12	(41)	48
Share of other comprehensive income/(loss) of associates and joint ventures	89	(27)	188	(145)
Foreign currency translation differences	303	1,600	1,290	1,557
Total comprehensive income	13,358	8,487	43,320	41,502
Attributable to:
Owners of the Company	9,389	4,942	34,291	32,188
Non-controlling interests	3,969	3,515	9,029	9,314

The Third Quarterly Report for 2016

Consolidated Balance Sheet
as at 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	As at 30 September 2016	As at 31 December 2015
Non-current assets：
Property, plant and equipment, net	714,847	733,449
Construction in progress	123,022	152,325
Goodwill	6,324	6,271
Interest in associates	42,868	40,712
Interest in joint ventures	47,300	43,581
Available-for-sale financial assets	11,097	10,964
Deferred tax assets	7,183	7,469
Lease prepayments	52,777	51,049
Long-term prepayments and other non-current assets	68,735	67,791
Total non-current assets	1,074,153	1,113,611
Current assets:
Cash and cash equivalents	81,149	68,933
Time deposits with financial institutions	5,234	733
Trade accounts receivable	58,293	56,142
Bills receivable	12,419	10,964
Inventories	141,790	145,608
Prepaid expenses and other current assets	40,110	51,277
Total current assets	338,995	333,657
Current liabilities：
Short-term debts	54,123	71,517
Loans from Sinopec Group Company and fellow subsidiaries	17,257	43,929
Trade accounts payable	140,645	130,558
Bills payable	4,457	3,566
Accrued expenses and other payables	187,840	212,214
Income tax payable	3,675	1,048
Total current liabilities	407,997	462,832
Net current liabilities	(69,002)	(129,175)
Total assets less current liabilities	1,005,151	984,436

The Third Quarterly Report for 2016

Non-current liabilities：
Long-term debts	88,232	95,446
Loans from Sinopec Group Company and fellow subsidiaries	44,100	44,300
Deferred tax liabilities	7,954	8,259
Provisions	35,819	33,186
Other long-term liabilities	16,863	15,084
Total non-current liabilities	192,968	196,275
Total net assets	812,183	788,161
Equity：
Share capital	121,071	121,071
Reserves	570,376	555,126
Total equity attributable to owners of the Company	691,447	676,197
Non-controlling interests	120,736	111,964
Total equity	812,183	788,161

The Third Quarterly Report for 2016

Consolidated Statement of Cash Flow
for the nine-month periods ended 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
Net cash generated from operating activities(a)	131,700	116,239
Investing activities
Capital expenditure	(44,642)	(67,824)
Exploratory wells expenditure	(1,267)	(3,568)
Purchase of investments, investments in fellow subsidiaries, investments in associates and investments in joint ventures	(15,197)	(8,382)
Proceeds from disposal of investments and investments in associates	19,957	906
Proceeds from disposal of property, plant, equipment and other non-current assets	375	413
(Increase)/decrease in time deposits with maturities over three months	(4,501)	82
Interest received	1,250	1,868
Investment and dividend income received	2,806	2,371
Net cash used in investing activities	(41,219)	(74,134)
Financing activities
Proceeds from bank and other loans	401,057	863,620
Repayments of bank and other loans	(453,475)	(933,811)
Contributions to subsidiaries from non-controlling interests	202	105,733
Dividends paid by the Company	(16,876)	(24,214)
Distributions by subsidiaries to non-controlling interests	(4,726)	(756)
Interest paid	(4,750)	(5,776)
Net cash (used in)/generated from financing activities	(78,568)	4,796
Net increase in cash and cash equivalents	11,913	46,901
Cash and cash equivalents at 1 January	68,933	9,355
Effect of foreign currency exchange rate changes	303	7
Cash and cash equivalents at 30 September	81,149	56,263

The Third Quarterly Report for 2016

Note to consolidated statement of Cash Flow

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

Items	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
Operating activities
Profit before taxation	52,992	46,424
Adjustments for:
Depreciation, depletion and amortisation	73,449	70,322
Dry hole costs written off	5,615	5,277
Share of profits from associates and joint ventures	(6,803)	(4,888)
Investment income	(206)	(124)
Interest income	(2,508)	(2,191)
Interest expense	7,778	6,211
Loss on foreign currency exchange rate changes and derivative financial instruments	1,820	9,206
Loss on disposal of property, plant, equipment and other non-currents assets, net	105	152
Impairment losses on assets	1,528	327
Loss on embedded derivative component of the convertible bonds	-	259
Operating profit before change of operating capital	133,770	130,975
Accounts receivable and other current assets	487	32,023
Inventories	3,553	33,159
Accounts payable and other current liabilities	10,255	(69,992)
Subtotal	148,065	126,165
Income tax paid	(16,365)	(9,926)
Net cash generated from operating activities	131,700	116,239

The Third Quarterly Report for 2016

Segment Reporting
for the nine-month periods ended 30 September 2016

Prepared by: China Petroleum & Chemical Corporation

Units: million     Currency: RMB     Type: unaudited
Items	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
Turnover
Exploration and production
External sales	34,544	43,736
Inter-segment sales	40,829	56,341
Subtotal	75,373	100,077
Refining
External sales	73,012	92,725
Inter-segment sales	537,839	617,926
Subtotal	610,851	710,651
Marketing and distribution
External sales	748,387	826,408
Inter-segment sales	2,185	2,093
Subtotal	750,572	828,501
Chemicals
External sales	197,109	211,218
Inter-segment sales	27,034	33,327
Subtotal	224,143	244,545
Corporate and others
External sales	275,824	335,357
Inter-segment sales	221,609	266,259
Subtotal	497,433	601,616
Elimination of inter-segment sales	(829,496)	(975,946)
Turnover	1,328,876	1,509,444
Other operating revenues
Exploration and production	5,111	5,152
Refining	4,023	3,497
Marketing and distribution	16,558	12,641
Chemicals	8,502	5,933
Corporate and others	875	1,289
Other operating revenues	35,069	28,512
Turnover and other operating revenues	1,363,945	1,537,956

The Third Quarterly Report for 2016

Result
Operating profit/(loss)
By segment
Exploration and production	(30,416)	(3,444)
Refining	42,392	14,905
Marketing and distribution	24,273	21,500
Chemicals	15,452	14,908
Corporate and others	1,157	525
Elimination	(1,428)	982
Total segment operating profit	51,430	49,376
Share of profits from associates and joint ventures
Exploration and production	(472)	(566)
Refining	1,119	487
Marketing and distribution	1,496	987
Chemicals	3,656	2,599
Corporate and others	1,003	1,381
Aggregate share of profits from associates and joint ventures	6,802	4,888
Investment income
Exploration and production	23	(3)
Refining	(7)	(26)
Marketing and distribution	70	80
Chemicals	27	56
Corporate and others	94	17
Aggregate investment income	207	124
Net finance costs	(5,447)	(7,964)
Profit before taxation	52,992	46,424

The Third Quarterly Report for 2016

4.3	Differences between Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety Production Fund

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Nine-month periods ended 30 September 2016	Nine-month periods ended 30 September 2015
Net profit under ASBE	40,070	34,631
Adjustments:
Government grants (i)	85	85
Safety production fund (ii)	972	1,244
Profit for the period under IFRS	41,127	35,960

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

Items	At 30 September 2016	At 31 December 2015
Shareholders’ equity under ASBE	813,502	789,565
Adjustments:
Government grants(i)	(1,319)	(1,404)
Safety production fund (ii)	-	-
Total equity under IFRS	812,183	788,161

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 28, 2016